Exhibit 99.1

China Customer Relations Centers, Inc. Announces Receipt of
Preliminary Non-Binding “Going Private” Proposal at $16.00 per Common Share

TAI’AN, China, Nov. 11, 2018 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading call center business process outsourcing (“BPO”) enterprise based in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter dated November 10, 2018 jointly submitted by its founder and chairman of the Board, Mr. Zhili Wang, and Guangzhou Cornerstone Asset Management Co., Ltd. (“Cornerstone”), to acquire all of the outstanding shares of CCRC not currently owned by them in a going private transaction for $16.00 per common share in cash. A copy of the proposal letter is attached hereto as Annex A.

CCRC’s Board has formed a special committee of independent and disinterested directors (the “Independent Committee”) consisting of Tianjun Zhang, Owens Meng, and Jie Xu, to consider this proposal. The Independent Committee intends to retain a financial advisor and legal counsel to assist it in its work. The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the preliminary non-binding proposal from Mr. Wang and Cornerstone, and no decisions have been made by the Independent Committee with respect to CCRC’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About China Customer Relations Centers, Inc. (http://www.ccrc.com)

China Customer Relations Centers, Inc. (NASDAQ: CCRC) is a leading call center BPO enterprise based in China. CCRC primarily focuses on the complex customer care services, including customer relationship management, technical support, sales, customer relation, marketing surveys and research. CCRC’s service is currently delivered from call centers located at over 25 cities across 14 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Sichuan, Guangdong, Heilongjiang, and Yunnan.

Safe Harbor Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

Annex A

November 10, 2018

Board of Directors (the “Board”)

China Customer Relations Centers, Inc. (“CCRC” or the “Company”)

1366 Zhongtianmen Dajie

High-tech Zone, Taian City, Shandong Province

People’s Republic of China 27100

Dear Members of the Board of Directors:

Mr. Zhili Wang, Chairman of the Board and the CEO of CCRC (the “Founder”), and Guangzhou Cornerstone Asset Management Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Cornerstone”, together with the Founder, the “Consortium Members”, “we” or “us”), appreciate that the Board adopted resolutions that expressly approved the Founder and Cornerstone to, among other things, discuss and enter into a consortium agreement with each other and jointly submit a proposal with respect to the Acquisition (as defined below) to the Board, and approved that none of the Founder and Cornerstone shall be deemed an “interested Shareholder” of the Company under Article 23 of the Company’s Articles of Association by reason of forming a buyer consortium or submitting a joint Acquisition proposal.

We are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding common shares of the Company that are not already held by the Consortium Members (the “Acquisition”).

We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns while ensuring long term growth and continued investment in the Company’s business. Key terms of our Proposal include:

1.       Consortium. The Consortium Members intend to form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work exclusively within the framework of the Consortium in pursuing the Acquisition.

2.       Purchase Price. The consideration payable for each common share of the Company is proposed to be $16.0 per common share in cash (in each case other than those common shares held by the members of the Consortium). Our proposal represents a premium of approximately 57.5% to the Company’s closing price on November 9, 2018 and a premium of approximately 34.4% to the Company’s volume weighted average share price of the last 30 trading days.

3.       Funding. We intend to finance the Acquisition with a combination of equity and debt capital. Equity and debt financing would be provided by the Consortium Members in the form of rollover equity in the Company and cash contributions from us and other sponsors. We expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.       Process; Due Diligence. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. We have engaged China Renaissance as our financial advisor, Skadden, Arps, Slate, Meagher & Flom LLP as our U.S. legal counsel, and Conyers Dill & Pearman as our BVI legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the Definitive Agreements.

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5.       Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence. This proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.       Confidentiality. We believe it would be in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussion.

7.       Business and Operations of the Company. The Consortium Members collectively own approximately 21.6% of the Company’s issued and outstanding shares, and remain committed to building and growing the Company as a leader in China’s call center and e-commerce backend service outsourcing industry. In considering our Proposal, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own, and that we do not intend to sell our shares in the Company to any third party.

8.       About Cornerstone. Cornerstone Capital is an investment management company headquartered in Guangzhou, China. Cornerstone Capital has extensive experience in investment banking and fund management businesses across the areas of equity trading, mergers and acquisitions, and corporate financing on both domestic Chinese and foreign capital markets.

12.     No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

*     *     *     *

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Sincerely,

/s/ Zhili Wang
Zhili Wang

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Sincerely,

Guangzhou Cornerstone Asset Management Co., Ltd. (广州基岩资产管理有限公司)

By:	/s/ Xu He
Name:	Xu He
Title:	Authorized Signatory

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